FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Items

1.	Press release dated January 28, 2004 titled "CN reports strong fourth quarter and year ended December 31, 2003 performance, record operating ratio of 66.1 per cent "

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports strong Q4-2003 performance, record operating
ratio of 66.1 per cent

MONTREAL, Jan. 28, 2004 — CN today reported its financial results for the fourth quarter and year ended Dec. 31, 2003.

Quarterly highlights

  Fourth-quarter 2003 net income was $224 million, or $1.17 per diluted share, including a deferred income tax expense of $79 million, or 41 cents per diluted share, as a result of the enactment of higher corporate tax rates in Ontario;

  Net income for the final quarter of 2002 was $22 million, or 11 cents per diluted share, including a charge of $173 million after tax (86 cents per diluted share) to increase the company’s provision for U.S. personal injury and other claims, and a $79 million after-tax charge (39 cents per diluted share) for workforce reductions;

  Excluding the items above that affect the year-over-year comparison of CN’s financial results, fourth-quarter 2003 adjusted net income rose 11 per cent, and adjusted diluted earnings per share for the quarter rose 16 per cent to $1.58; (1)

  Record operating ratio of 66.1 per cent for the quarter, 2.2 points better than the year-earlier adjusted operating ratio; (1)

  Fourth-quarter revenues were $1,512 million and were affected by the conversion impact of the stronger Canadian dollar (approximately $145 million).

E. Hunter Harrison, president and chief executive officer of CN, said: “We delivered strong fourth-quarter results in the face of the continuing challenges of the strong Canadian dollar and high fuel costs. The dollar’s strength masked CN’s impressive revenue performance in the quarter. Excluding the conversion impact of the stronger dollar, revenues would have risen seven per cent for the final three-month period of 2003.

“In the quarter we benefited from strength in Canadian and United States grain shipments, strong overseas container traffic at Vancouver and Halifax, higher lumber and panels shipments, and new iron traffic from the Mesabi Range to China via the Port of Prince Rupert.

“Our expense management was particularly good, reflecting the effects of a reduced workforce, lower equipment rents, and significant progress in curbing discretionary spending. At the same time IMX – our intermodal excellence initiative – resulted in lower costs and improved contribution.

“Together our revenue and expense performance produced a record fourth-quarter operating ratio of just over 66 per cent, and for the year below 70 per cent. CN also generated strong free cash flow (1) of $578 million in 2003, demonstrating the value of CN’s proven business model focused on service, cost control, asset utilization, safety and people. We believe our fourth quarter results set the stage for continued strong performance in 2004.”

CN converts its U.S.-dollar denominated revenues and expenses into Canadian dollars. The 19 per cent year-over-year appreciation of the Canadian dollar, relative to the U.S. dollar during the most recent period, reduced CN’s fourth-quarter revenues, operating income, and net income by approximately $145 million, $45 million and $25 million (13 cents per diluted share), respectively.

Operating income for the fourth quarter of 2003 was $512 million, compared with $89 million for the year-earlier three-month period. Revenues declined two per cent to $1,512 million, while operating expenses declined by 31 per cent to $1.0 billion. Excluding the previously discussed fourth-quarter 2002 items, operating income for the final quarter of 2003 increased by four per cent, while operating expenses decreased by five per cent from the year-earlier period. (1)

2003 results

Net income for 2003 was $1,014 million, or $5.23 per diluted share, compared with net income of $800 million, or $3.97 per diluted share for 2002.

CN’s 2003 results included a cumulative after-tax benefit of $48 million (24 cents per diluted share), resulting from a change in the accounting for removal costs for certain track structure assets, in addition to the previously described deferred income tax expense of $79 million recorded in the fourth quarter.

The company’s 2002 net income included the previously described expenses for charges recorded in the fourth quarter of that year to increase the company’s provision for U.S. personal injury and other claims and for workforce reductions.

Excluding the items affecting the year-over-year comparison of CN’s financial results, 2003 adjusted net income was $1,045 million, or $5.40 per diluted share, compared with adjusted net income of $1,052 million, or $5.22 per diluted share, for 2002. (1)

The 12 per cent year-over-year appreciation of the Canadian dollar, relative to the U.S. dollar last year, reduced CN’s 2003 revenues, operating income, and net income by approximately $380 million, $120 million and $62 million (32 cents per diluted share), respectively.

Operating income for 2003 was $1,777 million, compared with $1,469 million a year earlier. CN’s 2003 revenues declined four per cent to $5,884 million, while operating expenses improved by 12 per cent to $4,107 million. Excluding the fourth-quarter 2002 items that affect the year-over-year comparison of CN’s financial results, 2003 operating income decreased by five per cent, and operating expenses decreased by three per cent from 2002. (1)

The company’s 2003 operating ratio was 69.8 per cent, compared with an adjusted operating ratio of 69.4 per cent for 2002. (1)

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures does not imply that they are necessarily non-recurring. Please see the attached supplementary schedule entitled “NON-GAAP MEASURES” for a reconciliation of non-GAAP measures presented in this press release to the comparable U.S. GAAP measures. The reader is advised to read all information provided in the company’s Management’s Discussion and Analysis, Annual Consolidated Financial Statements, and notes thereto.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:

Media	Investment Community

Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended December 31		Year ended December 31

	2003	2002	2003	2002

	(Unaudited)

Revenues	$1,512	$1,547	$5,884	$6,110

Operating expenses	1,000	1,458	4,107	4,641

Operating income	512	89	1,777	1,469

Interest expense	(71)	(85)	(315)	(361)

Other income	8	7	21	76

Income before income taxes and cumulative effect of change
in accounting policy	449	11	1,483	1,184

Income tax (expense) recovery (Note 4)	(225)	11	(517)	(384)

Income before cumulative effect of change in accounting policy	224	22	966	800

Cumulative effect of change in accounting policy
(net of applicable taxes) (Note 3)	-	-	48	-

Net income	$224	$22	$1,014	$800

Earnings per share
Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.18	$0.11	$5.05	$4.07
Net income	$1.18	$0.11	$5.30	$4.07

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.17	$0.11	$4.99	$3.97
Net income	$1.17	$0.11	$5.23	$3.97

Weighted-average number of shares
Basic	189.3	199.5	191.2	196.7

Diluted	192.1	202.0	193.8	202.8

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended December 31				Year ended December 31

	2003	2002	Variance Fav (Unfav)		2003	2002	Variance Fav (Unfav)

	(Unaudited)
Revenues

Petroleum and chemicals	$260	$283	(8%	)	$1,058	$1,102	(4%	)
Metals and minerals	140	123	14%		527	521	1%
Forest products	318	327	(3%	)	1,284	1,323	(3%	)
Coal	60	83	(28%	)	261	326	(20%	)
Grain and fertilizers	283	245	16%		938	986	(5%	)
Intermodal	267	283	(6%	)	1,101	1,052	5%
Automotive	136	151	(10%	)	525	591	(11%	)
Other items	48	52	(8%	)	190	209	(9%	)

	1,512	1,547	(2%	)	5,884	6,110	(4%	)

Operating expenses

Labor and fringe benefits	415	547	24%		1,698	1,837	8%
Purchased services and material	174	184	5%		703	778	10%
Depreciation and amortization (Note 3)	136	150	9%		554	584	5%
Fuel	117	124	6%		469	459	(2%	)
Equipment rents	65	82	21%		293	346	15%
Casualty and other	93	371	75%		390	637	39%

	1,000	1,458	31%		4,107	4,641	12%

Operating income	$512	$89			$1,777	$1,469

Operating ratio	66.1%	94.2%			69.8%	76.0%

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	December 31 2003	December 31 2002

Assets

Current assets:
Cash and cash equivalents	$130	$25
Accounts receivable (Note 5)	529	722
Material and supplies	120	127
Deferred income taxes	125	122
Other	223	196

	1,127	1,192

Properties (Note 3)	18,305	19,681
Other assets and deferred charges	905	865

Total assets
	$20,337	$21,738

Liabilities and shareholders' equity

Current liabilities:

Accounts payable and accrued charges	$1,366	$1,487
Current portion of long-term debt	483	574
Other	73	73

	1,922	2,134

Deferred income taxes (Note 4)	4,550	4,826
Other liabilities and deferred credits	1,258	1,406
Long-term debt (Note 5)	4,175	5,003

Shareholders' equity:

Common shares (Note 5)	4,664	4,785
Accumulated other comprehensive income (loss)	(129)	97
Retained earnings	3,897	3,487

	8,432	8,369

Total liabilities and shareholders' equity
	$20,337	$21,738

See accompanying notes to consolidated financial statements.

Subsequent events (Note 7)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended December 31		Year ended December 31
	2003	2002	2003	2002

	(Unaudited)

Common shares (1)
Balance, beginning of period	$4,642	$4,848	$4,785	$4,442
Stock options exercised and other	22	9	122	75
Share repurchase program (Note 5)	-	(72)	(243)	(72)
Conversion of convertible preferred securities	-	-	-	340

Balance, end of period	$4,664	$4,785	$4,664	$4,785

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(116)	$102	$97	$58
Other comprehensive income (loss):
Unrealized foreign exchange gain on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	165	1	754	51
Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	(203)	12	(1,101)	(40)
Unrealized holding gain (loss) on fuel derivative instruments (Note 6)	14	(1)	8	68
Minimum pension liability adjustment	7	(20)	7	(20)
Deferred income tax rate enactment (Note 4)	(2)	-	(2)	-

Other comprehensive income (loss) before income taxes	(19)	(8)	(334)	59
Income tax (expense) recovery	6	3	108	(20)

Other comprehensive income (loss)	(13)	(5)	(226)	39

Balance, end of period	$(129)	$97	$(129)	$97

Retained earnings
Balance, beginning of period	$3,720	$3,640	$3,487	$2,988
Net income	224	22	1,014	800
Share repurchase program (Note 5)	-	(131)	(413)	(131)
Dividends	(47)	(44)	(191)	(170)

Balance, end of period	$3,897	$3,487	$3,897	$3,487

See accompanying notes to consolidated financial statements.

(1)	The Company issued 0.3 million and 1.9 million common shares for the three months and year ended December 31, 2003, respectively, as a result of stock options exercised. At December 31, 2003, the Company had 189.4 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended December 31		Year ended December 31

	2003	2002	2003	2002

	(Unaudited)
Operating activities

Net income	$224	$22	$1,014	$800
Adjustments to reconcile net income to net cash provided from operating activities:
Cumulative effect of change in accounting policy (Note 3)	-	-	(48)	-
Depreciation and amortization	138	152	560	591
Deferred income taxes	189	35	411	272
Charge to increase U.S. personal injury and other claims liability	-	281	-	281
Workforce reduction charge	-	120	-	120
Equity in earnings of English Welsh and Scottish Railway	3	(14)	(17)	(33)
Other changes in:
Accounts receivable	34	(37)	153	(80)
Material and supplies	24	17	(3)	-
Accounts payable and accrued charges	9	(56)	(96)	(154)
Other net current assets and liabilities	(27)	(14)	(29)	(18)
Other	(6)	(82)	31	(167)

Cash provided from operating activities	588	424	1,976	1,612

Investing activities

Net additions to properties	(347)	(305)	(1,043)	(938)
Other, net	(27)	(1)	(32)	14

Cash used by investing activities	(374)	(306)	(1,075)	(924)

Dividends paid	(47)	(44)	(191)	(170)

Financing activities

Issuance of long-term debt (Note 5)	1,380	614	4,109	3,146
Reduction of long-term debt (Note 5)	(1,553)	(491)	(4,141)	(3,558)
Issuance of common shares	14	7	83	69
Repurchase of common shares (Note 5)	-	(203)	(656)	(203)

Cash used by financing activities	(159)	(73)	(605)	(546)

Net increase (decrease) in cash and cash equivalents	8	1	105	(28)

Cash and cash equivalents, beginning of period	122	24	25	53

Cash and cash equivalents, end of period	$130	$25	$130	$25

Supplemental cash flow information
Payments (recoveries):
Interest	$82	$105	$325	$398
Workforce reductions	34	47	155	177
Personal injury and other claims	35	51	126	156
Pensions	45	40	88	92
Income taxes	16	(23)	86	65

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at December 31, 2003 and December 31, 2002, its results of operations, changes in shareholders’ equity and cash flows for the three months and year ended December 31, 2003 and 2002.

These consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements and notes should be read in conjunction with the Company’s Management’s Discussion and Analysis (MD&A) and Annual Consolidated Financial Statements and notes thereto.

Note 2 – Acquisitions

BC Rail
In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire the industrial freight railway business and operations, including equipment, contracts, and available tax attributes relating to the business, but excluding the roadbed itself, which is to be retained by the Province and leased back to BC Rail for an original term of 60 years with an option to renew for an additional 30 years.

        In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to, among other things, approval under the Competition Act (Canada). On December 2, 2003, the Legislature of British Columbia passed legislation to amend the British Columbia Railway Act and other applicable laws as was required to authorize and permit the consummation of the transaction.

        The Company anticipates that the Competition Bureau will have completed its review and that the proposed transaction will close in the second quarter of 2004.

Great Lakes Transportation LLC’s Railroads and Related Holdings
 In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroads and related holdings for a purchase price of U.S.$380 million payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire two class II railroads, a class III switching railroad, and a non-railroad company owning a fleet of eight vessels.

        In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company. The Company’s acquisition of the fleet of vessels is also subject to reviews by the U.S. Maritime Administration and Coast Guard, the U.S. Federal Trade Commission and the Department of Justice Antitrust Division.

        On December 1, 2003, the STB ruled that the proposed GLT transaction would be considered as a minor transaction for regulatory review purposes. The Company anticipates all regulatory rulings, including a final STB ruling on the proposed transaction, in the second quarter of 2004.

        If the proposed BC Rail and GLT transactions are completed, the Company will account for them using the purchase method of accounting as required by the Financial Accounting Standards Board’s Statement

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

of Financial Accounting Standards (SFAS) No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire BC Rail and GLT’s railroads and related holdings, based on the relative fair values of their assets and liabilities. The results of operations of the Company will reflect the effects of the acquisitions as of the date of acquisition.

Note 3 – Accounting changes

Asset retirement obligations
Effective January 1, 2003, the Company adopted the recommendations of SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. The Company has concluded that no legal obligation exists for its various removal programs. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. This change in policy will result in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. This change in policy had a negligible impact on net income for the fourth quarter, and increased net income by $2 million ($0.01 per basic and diluted share) for the year ended December 31, 2003.

        Had the Company applied this policy on January 1, 2002, the impact on net income for the three months and year ended December 31, 2002 would have been a benefit of $2 million and $6 million, respectively.

Stock-based compensation
 Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The Company has elected to prospectively apply this method of accounting to all stock option awards granted, modified or settled on or after January 1, 2003, as permitted by SFAS No. 148. In the first quarter of 2003, the Company granted 2.0 million stock options, which will be expensed over their vesting period based on their estimated fair value on the date of grant, determined using the Black-Scholes option-pricing model. A negligible amount of options were issued in the remainder of 2003.

        Prior to 2003, the Company accounted for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost was recorded for the intrinsic value of the Company’s performance-based awards and no compensation cost was recognized for the Company’s conventional stock option awards.

        For the three and twelve months ended December 31, 2003, the Company recorded compensation cost of $13 million and $23 million, respectively, of which $6 million ($0.03 per basic and diluted share) and $10 million ($0.05 per basic and diluted share), respectively, was related to this change in policy.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

        If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, consistent with the methods of SFAS No. 123, the Company’s pro forma net income and earnings per share would have been as follows:

	Three months ended December 31		Year ended December 31

In millions, except per share data	2003	2002	2003	2002

Net income, as reported	$224	$22	$1,014	$800
Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for all awards granted
after Jan. 1, 2003 (SFAS No. 123)	6	-	10	-
Intrinsic value method for
performance-based awards (APB 25)	7	4	13	9
Fair value method for all awards (SFAS No. 123)	(21)	(13)	(53)	(45)

Pro forma net income	$216	$13	$984	$764

Basic earnings per share, as reported	$1.18	$0.11	$5.30	$4.07
Basic earnings per share, pro forma	$1.14	$0.07	$5.15	$3.88

Diluted earnings per share, as reported	$1.17	$0.11	$5.23	$3.97
Diluted earnings per share, pro forma	$1.12	$0.06	$5.08	$3.80

        Compensation cost related to stock option awards under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended December 31			Year ended December 31

	2003	2002	(1)	2003	2002

Expected option life (years)	5.0	-		5.0	7.0
Risk-free interest rate	4.01%	-		4.12%	5.79%
Expected stock price volatility	30%	-		30%	30%
Average dividend per share	$1.00	-		$1.00	$0.86

Three months ended December 31			Year ended December 31

2003	2002	(1)	2003	2002

Weighted average fair value of
options granted	$23.15	$ -	$17.82	$30.98

(1) In the fourth quarter of 2002, the Company did not grant any stock option awards.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 – Income taxes

In the fourth quarter of 2003, the Company recorded an increase of $81 million to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, for the three months and year ended December 31, 2003, the Company recorded deferred income tax expense of $79 million in the consolidated statement of income and $2 million in other comprehensive income.

Note 5 – Financing activities

In March 2003, the Company issued U.S.$400 million (Cdn$586 million) of 4.40% Notes due 2013, the maximum remaining amount under its shelf registration statement filed in 2001. The Company used the net proceeds of U.S.$396 million to repay U.S.$150 million (Cdn$207 million) of 6.625% 10-year Notes issued by the Company, and U.S.$100 million (Cdn$138 million) of 6.75% 10-year Notes issued by the Company’s wholly-owned subsidiary Illinois Central Railroad Company, both of which matured on May 15, 2003. The excess was used to repay the Company’s borrowings under the commercial paper program of U.S.$136 million (Cdn$214 million) outstanding at December 31, 2002.

In June 2003, the Company’s Board of Directors approved an increase in the maximum amount that may be issued under the commercial paper program, which is backed by the Company’s revolving credit facility, from $600 million to $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. At December 31, 2003, the Company did not have any outstanding commercial paper under the program.

In the first quarter of 2003, the Company repaid its borrowings under the revolving credit facility of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002. At December 31, 2003, the Company had borrowings under its revolving credit facility of U.S.$180 million (Cdn$233 million) at an average interest rate of 1.49%. Letters of credit under the revolving credit facility amounted to $319 million at December 31, 2003.

In June 2003, the Company renewed its accounts receivable securitization program for a term of three years, to June 2006. Under the terms of the renewal, the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. At December 31, 2003, pursuant to the agreement, $448 million had been sold compared to $350 million at December 31, 2002.

The share repurchase program which was approved in 2002, allowed for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In 2003, the Company repurchased 10.0 million common shares for $656 million, at an average price of $65.58 per share. The Company has completed its program, repurchasing 13.0 million common shares for $859 million, at an average price of $66.06 per share.

On October 29, 2003, the Company filed a shelf registration statement providing for the issuance, from time to time, of up to U.S.$1,000 million of debt securities in one or more offerings.

Note 6 – Derivative instruments

At December 31, 2003, a portion of the Company’s fuel requirement has been hedged using derivative instruments that are carried at market value on the balance sheet. These fuel hedges are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. At December 31, 2003, Accumulated other comprehensive income included an unrealized gain of $38 million, $26 million after tax, ($30 million unrealized gain, $20 million after tax at December 31, 2002) of which $33 million relates to derivative instruments that will mature within the next year.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 7 – Subsequent events

Common stock split
 On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which is to be effected in the form of a stock dividend of one-half additional common share of CN payable for each share outstanding on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will reflect the stock split.

Investment in English Welsh and Scottish Railway (EWS)
 On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to its shareholders. Under the plan, EWS is offering shareholders the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders will receive cash and 8% notes, due in 2009. Although the notes are due in five years, EWS has the right to redeem all or any part of the outstanding notes at their principal amount together with accrued but unpaid interest up to the date of repayment. The payout of cash and issuance of notes by EWS under the plan is expected in the first quarter of 2004.

At December 31, 2003, CN owned 43.7 million shares, or approximately 40% (approximately 37% on a fully diluted basis) of EWS. CN has elected to have the maximum allowable number of shares cancelled under the plan. As a result of the share cancellation plan, CN will receive £81.6 million (or approximately Cdn$188 million) from EWS, of which £23.9 million (or approximately Cdn$55 million) will be in the form of EWS notes. After the EWS share cancellation is complete, CN's ownership of EWS will be approximately 31% on a fully diluted basis.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES

Adjusted performance measures
 The Company’s results of operations include items affecting the comparability of results. Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company's MD&A, Annual Consolidated Financial Statements and notes thereto.

        The years ended December 31, 2003 and 2002 included items impacting the comparability of the results of operations. In 2003, the Company recorded a fourth quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario. The year ended December 31, 2002 included fourth quarter charges of $281 million, or $173 million after tax, to increase the Company’s provision for U.S. personal injury and other claims, and $120 million, or $79 million after tax, for workforce reductions. The following table provides a reconciliation of adjusted net income (and resulting adjusted performance measures) to the Company’s net income (and resulting performance measures) reported in accordance with U.S. GAAP.

Reconciliation of adjusted performance measures ($ in millions, except per share data, or unless otherwise indicated)

	Three months ended December 31, 2003			Year ended December 31, 2003

	Reported	Rate enactment	Adjusted	Reported	Change in policy	Rate enactment	Adjusted

Revenues	$1,512	$-	$1,512	$5,884	$-	$-	$5,884

Labor and fringe benefits	415	-	415	1,698	-	-	1,698
Purchased services and material	174	-	174	703	-	-	703
Depreciation and amortization	136	-	136	554	-	-	554
Fuel	117	-	117	469	-	-	469
Equipment rents	65	-	65	293	-	-	293
Casualty and other	93	-	93	390	-	-	390

Operating expenses	1,000	-	1,000	4,107	-	-	4,107

Operating income	512	-	512	1,777	-	-	1,777

Interest expense	(71)	-	(71)	(315)	-	-	(315)
Other income	8	-	8	21	-	-	21

Income before income taxes
and cumulative effect of
change in accounting policy	449	-	449	1,483	-	-	1,483
Income tax expense	(225)	79	(146)	(517)	-	79	(438)

Income before cumulative effect
of change in accounting policy	224	79	303	966	-	79	1,045
Cumulative effect of change in
accounting policy, net of
applicable taxes (Note 3)	-	-	-	48	(48)	-	-

Net income	$224	$79	$303	$1,014	$(48)	$79	$1,045

Operating ratio	66.1%		66.1%	69.8%			69.8%

Basic earnings per share	$1.18		$1.60	$5.30			$5.47
Diluted earnings per share	$1.17		$1.58	$5.23			$5.40

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES

Reconciliation of adjusted performance measures ($ in millions, except per share data, or unless otherwise indicated)

	Three months ended December 31, 2002				Year ended December 31, 2002

	Reported	Personal injury charge	Workforce reductions	Adjusted	Reported	Personal injury charge	Workforce reductions	Adjusted

Revenues	$1,547	$-	$-	$1,547	$6,110	$-	$-	$6,110

Labor and fringe benefits	547	-	(120)	427	1,837	-	(120)	1,717
Purchased services and material	184	-	-	184	778	-	-	778
Depreciation and amortization	150	-	-	150	584	-	-	584
Fuel	124	-	-	124	459	-	-	459
Equipment rents	82	-	-	82	346	-	-	346
Casualty and other	371	(281)	-	90	637	(281)	-	356

Operating expenses	1,458	(281)	(120)	1,057	4,641	(281)	(120)	4,240

Operating income	89	281	120	490	1,469	281	120	1,870

Interest expense	(85)	-	-	(85)	(361)	-	-	(361)
Other income	7	-	-	7	76	-	-	76

Income before income taxes	11	281	120	412	1,184	281	120	1,585
Income tax (expense) recovery	11	(108)	(41)	(138)	(384)	(108)	(41)	(533)

Net income	$22	$173	$79	$274	$800	$173	$79	$1,052

Operating ratio	94.2%			68.3%	76.0%			69.4%

Basic earnings per share	$0.11			$1.37	$4.07			$5.35
Diluted earnings per share	$0.11			$1.36	$3.97			$5.22

Free cash flow
 The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less capital expenditures, other investing activities and dividends paid, calculated as follows:

	Three months ended December 31		Year ended December 31

In millions	2003	2002	2003	2002

Cash provided from operating activities	$588	$424	$1,976	$1,612
Less:
Net capital expenditures	(347)	(305)	(1,043)	(938)
Other investing activities	(27)	(1)	(32)	14
Dividends paid	(47)	(44)	(191)	(170)

Cash provided before financing activities	167	74	710	518

Adjustments:
Increase in accounts receivable sold	(44)	(5)	(132)	(5)

Free cash flow	$123	$69	$578	$513

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS

	Three months ended December 31		Year ended December 31

	2003	2002	2003	2002

		(unaudited)

Statistical operating data

Freight revenues ($ millions)	1,464	1,495	5,694	5,901
Gross ton miles (GTM) (millions)	83,600	78,735	313,593	309,102
Revenue ton miles (RTM) (millions)	44,039	40,795	163,717	159,876
Carloads (thousands)	1,068	1,063	4,192	4,164
Route miles (includes Canada and the U.S.)	17,544	17,821	17,544	17,821
Employees (end of period)	21,489	22,114	21,489	22,114
Employees (average during period)	21,918	22,712	22,012	23,190

Productivity

Operating ratio (%)	66.1	94.2	69.8	76.0
Adjusted operating ratio (%) (1)	66.1	68.3	69.8	69.4
Freight revenue per RTM (cents)	3.32	3.66	3.48	3.69
Freight revenue per carload ($)	1,371	1,406	1,358	1,417
Operating expenses per GTM (cents)	1.20	1.85	1.31	1.50
Adjusted operating expenses per GTM (cents) (1)	1.20	1.34	1.31	1.37
Labor and fringe benefits expense per GTM (cents)	0.50	0.69	0.54	0.59
Adjusted labor and fringe benefits expense per GTM (cents) (2)	0.50	0.54	0.54	0.56
GTMs per average number of employees (thousands)	3,814	3,467	14,246	13,329
Diesel fuel consumed (U.S. gallons in millions)	99	92	374	369
Average fuel price ($/U.S. gallon)	1.12	1.28	1.21	1.20
GTMs per U.S. gallon of fuel consumed	844	856	838	838

Safety indicators

Injury frequency rate per 200,000 person hours	2.4	2.5	2.9	3.0
Accident rate per million train miles	2.1	1.6	2.0	2.0

Financial ratio

Debt to total capitalization ratio (% end of period)	35.6	40.0	35.6	40.0

(1) 2002 excludes fourth-quarter charges of $281 million to increase the Company’s provision for U.S. personal injury and other claims and $120 million for workforce reductions. See attached supplementary schedule entitled “NON-GAAP MEASURES.”

(2) 2002 excludes a fourth-quarter charge for workforce reductions. See attached supplementary schedule entitled “NON-GAAP MEASURES.”

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION

	Three months ended December 31				Year ended December 31

	2003	2002	Variance Fav (Unfav)		2003	2002	Variance Fav (Unfav)

			(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	7,968	7,784	2%		30,901	30,006	3%
Metals and minerals	3,792	3,493	9%		13,876	13,505	3%
Forest products	8,810	8,351	5%		34,516	33,551	3%
Coal	3,453	3,717	(7%	)	14,475	14,503	-
Grain and fertilizers	11,339	8,860	28%		35,556	35,773	(1%	)
Intermodal	7,832	7,757	1%		31,168	29,257	7%
Automotive	845	833	1%		3,225	3,281	(2%	)

	44,039	40,795	8%		163,717	159,876	2%
Freight revenue / RTM (cents)

Total freight revenue per RTM	3.32	3.66	(9%	)	3.48	3.69	(6%	)
Business units:
Petroleum and chemicals	3.26	3.64	(10%	)	3.42	3.67	(7%	)
Metals and minerals	3.69	3.52	5%		3.80	3.86	(2%	)
Forest products	3.61	3.92	(8%	)	3.72	3.94	(6%	)
Coal	1.74	2.23	(22%	)	1.80	2.25	(20%	)
Grain and fertilizers	2.50	2.77	(10%	)	2.64	2.76	(4%	)
Intermodal	3.41	3.65	(7%	)	3.53	3.60	(2%	)
Automotive	16.09	18.13	(11%	)	16.28	18.01	(10%	)

Carloads (thousands)

Petroleum and chemicals	155	149	4%		604	587	3%
Metals and minerals	99	94	5%		396	388	2%
Forest products	148	148	-		594	600	(1%	)
Coal	111	125	(11%	)	471	499	(6%	)
Grain and fertilizers	159	135	18%		548	535	2%
Intermodal	313	333	(6%	)	1,276	1,237	3%
Automotive	83	79	5%		303	318	(5%	)

	1,068	1,063	-		4,192	4,164	1%
Freight revenue / carload (dollars)

Total freight revenue per carload	1,371	1,406	(2%	)	1,358	1,417	(4%	)
Business units:
Petroleum and chemicals	1,677	1,899	(12%	)	1,752	1,877	(7%	)
Metals and minerals	1,414	1,309	8%		1,331	1,343	(1%	)
Forest products	2,149	2,209	(3%	)	2,162	2,205	(2%	)
Coal	541	664	(19%	)	554	653	(15%	)
Grain and fertilizers	1,780	1,815	(2%	)	1,712	1,843	(7%	)
Intermodal	853	850	-		863	850	2%
Automotive	1,639	1,911	(14%	)	1,733	1,858	(7%	)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 28, 2004	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary